Aflac Incorporated 2012 Form 10-K
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges
Years Ended December 31,

(In thousands)	2012	2011	2010	2009	2008
Fixed charges:
Interest expense(1)	$261,405	$195,536	$149,056	$72,429	$29,114
Interest on investment–type contracts	57,679	50,075	40,412	34,352	22,421
Rental expense deemed interest	892	1,028	946	1,360	1,394
Total fixed charges	$319,976	$246,639	$190,414	$108,141	$52,928
Earnings before income tax(1)	$4,302,108	$2,950,452	$3,560,097	$2,235,657	$1,914,878
Add back:
Total fixed charges	319,976	246,639	190,414	108,141	52,928
Total earnings before income tax and fixed charges	$4,622,084	$3,197,091	$3,750,511	$2,343,798	$1,967,806
Ratio of earnings to fixed charges	14.4x	13.0x	19.7x	21.7x	37.2x
(1)Excludes interest expense on income tax liabilities
Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs. Adjustments to balances in years 2009 and 2008 were immaterial and are not reflected in the table above.